

March 31, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ARK ETF Trust
Issuer CIK: 0001579982
Issuer File Number: 333-191019 / 811-22883
Form Type: 8-A12B
Filing Date: March 31, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the ARK DIET Q2 Buffer ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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